Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2009

Mr. Travis W. Vrbas
Brooke Corporation
Chief Financial Officer
8500 College Boulevard
Overland Park, KS 66210

> **Re: Brooke Corporation**
> **Item 4.01 Form 8-K**
> **Filed September 25, 2008**
> **File No. 001-31698**

Dear Mr. Vrbas:

We issued comments to you on the above captioned filing on September 26, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 1, 2009 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by May 1, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant